

RICHMONT

REPORT TO THE SHAREHOLDERS



3

Nine-Month Period Ended September 30, 2004

For more information

Richmont Mines Inc.
1 Place-Ville-Marie
Suite 2130
Montreal, Quebec
Canada H3B 2C6

Tel.: (514) 397-1410
Fax: (514) 397-8620

info@richmont-mines.com

Listings: Toronto, AMEX

Ticker Symbol: RIC

www.richmont-mines.com



MANAGEMENT REPORT

MONTREAL, October 27, 2004 – In this report, Richmont Mines Inc. ("Richmont Mines" or "the Company") seeks to present the highlights of the Company's activities for the nine-month period ended September 30, 2004. Equipped with adequate systems of internal accounting and administrative controls, management is able to provide reasonable assurance that the financial information included in this report is relevant and reliable. All financial information is presented in accordance with Canadian Generally Accepted Accounting Principles (GAAP), and the reporting currency is the Canadian dollar unless otherwise indicated. This report should be read in conjunction with Richmont Mines' annual report for 2003, the unaudited quarterly financial statements and the accompanying notes. The production data is presented in metric system units, the method most widely used in Canada. Additional information about the Company can be found on the SEDAR Web site (www.sedar.com) and on the Richmont Mines site (www.richmont-mines.com).

Company profile
Richmont Mines is a mining company listed on the Toronto Stock Exchange (TSX) and on the American Stock Exchange (AMEX) under the symbol "RIC." A gold producer for almost 15 years, Richmont Mines focuses its activities on advanced exploration and on the development and operation of underground gold mines in the provinces of Quebec, Ontario and Newfoundland. As of September 30, 2004, Richmont Mines owned one operating mine, two gold mills as well as several exploration properties that will allow the Company to pursue its growth. Location maps of these properties can be found in the 2003 annual report.

Overall performance
For the three-month period ended September 30, 2004, Richmont Mines reported net earnings of $742,550, or $0.05 per share, compared with net earnings of $986,660, or $0.06 per share, for the same period last year. Cash flow from operations before the net change in non-cash working capital was $2,154,070 compared with $2,543,722 for the third quarter of 2003.

For the nine-month period ended September 30, 2004, the Company reported net earnings of $772,402, or $0.05 per share, compared with net earnings of $2,502,367, or $0.16 per share, for the same period last year. Cash flow from operations before the net change in non-cash working capital was $4,791,877 compared with $6,950,528 at end of the third quarter of 2003.

Operating results

Revenues
For the three-month period ended September 30, 2004, precious metal revenues were $9,244,495 compared with $11,291,650 for the same period of 2003. Gold sales during the third quarter of 2004 totalled 17,463 ounces at an average selling price of CAN$529 (US$398) compared with 21,520 ounces of gold at an average selling price of CAN$525 (US$375) for the same period in 2003. This decrease is mainly due to the closure of the Hammerdown Mine. The average market prices of gold for the third quarters of 2003 and 2004 were US$363 and US$401 respectively. Revenues were also affected, to a lesser extent, by the appreciation of the Canadian dollar. The average market exchange rate was 1.31 for the third quarter of 2004 and 1.38 for the same period of 2003.

During the third quarter, the Beaufor Mine in Quebec sold 11,502 ounces of gold, slightly less than the 12,804 ounces sold during the same period last year. This 10.2% decrease reflects the lower grades of ore processed. In Newfoundland, 5,961 ounces of gold were sold compared with 8,716 ounces for the same period of 2003. This decrease is attributable to the cessation of production at the Hammerdown Mine.

For the third quarter of 2004, other revenues totalled $472,380, compared with $611,640 for the same period last year when Richmont Mines received $179,844 in government assistance.

For the nine-month period ended September 30, 2004, revenues were $30,067,753 compared with $36,737,828 for the same period in 2003. Revenues from gold sales declined by $5,656,462, mainly as a result of the decrease in the number of ounces of gold sold, which fell to 54,233 ounces for the nine months ended September 30, 2004, from 68,506 ounces for the same period last year. However, the average Canadian gold price obtained increased from by 5.7%, climbing from $506 (US$361) per ounce in 2003 to $535 (US$402) per ounce in 2004.

For this same period, other revenues declined from $2,048,056 in 2003 to $1,034,443 in 2004. This decrease mainly reflects the $1,047,405 in government assistance received in 2003, which brought the total amount allocated by the Quebec Ministry of Natural Resources by virtue of the agreement reached with Richmont Mines in July 2001 to $2.7 million.

Expenses

Operating expenses
During the third quarter, the Beaufor Mine produced 58,637 tonnes of ore grading 6.11 g/t Au, for a total of 11,346 ounces of gold, compared with 59,120 tonnes grading 6.83 g/t Au, or 12,827 ounces, last year. During the month of July, the Nugget Pond Mill finished processing the ore from the Hammerdown Mine, producing 3,086 ounces of gold compared with 10,719 ounces during the third quarter of 2003. Operating expenses fell from $6,913,952 for the third quarter of 2003 to $5,884,800 for the corresponding quarter of 2004. This decrease is mainly attributable to the closure of the Hammerdown Mine.

For the nine-month period ended September 30, 2004, operating expenses declined by 6.4% to $20,351,293 compared with $21,732,647 last year. This is attributable to the fact that 10,530 fewer tonnes of ore were produced.

Exploration expenses
For the third quarter of 2004, exploration and project-evaluation expenses, net of tax credits, were $901,783 compared with $1,002,660 for the same period of 2003.

For the first nine months of the year, operating and project-evaluation expenses were $2,217,269, including $434,366 in tax credits, compared with $3,690,655 in 2003, which included $372,549 in tax credits. Given the more advanced state of work on the East Amphi project, the exploration expenses on this property have been capitalized. Exploration expenses for all Richmont Mines properties remain in line with the forecasts made at the beginning of the year.

Administration expenses
Administration expenses declined by $58, 291 compared with the third quarter of 2003. This decrease is mainly due to a capital tax refund received in 2004.

Administrative expenses for the nine-month period ended September 30, 2004, increased to $2,301,703 from $2,033,852 in 2003. This 13.2% increase is attributable to share-based compensation, since 340,000 options were granted during this period in 2004 compared with 155,000 during the same period in 2003.

Depreciation expenses
Depreciation expenses for the third quarter of 2004 were $1,026,739 compared with $1,153,043 in 2003. For the nine months ended September 30, 2004, these expenses totalled $3,071,109 compared with $3,629,833 during the same period of 2003. This decrease is mainly associated with lower gold production, since these expenses are calculated based on the number of ounces of gold sold.

KEY FINANCIAL DATA

	Three-month period ended September 30,		Nine-month period ended September 30,	
	2004	2003	**2004**	2003
		(Restated)		(Restated)
Results ($)				
Revenues	**9,716,875**	11,903,290	**30,067,753**	36,737,828
Net earnings	**742,550**	986,660	**772,402**	2,502,367
Cash flow from operations before net change in non-cash working capital	**2,154,070**	2,543,722	**4,791,877**	6,950,528
Results per share ($)				
Net earnings				
Basic	**0.05**	0.06	**0.05**	0.16
Diluted	**0.05**	0.06	**0.05**	0.15
Weighted average number of common shares outstanding	**16,087,519**	15,920,080	**16,146,228**	15,902,711
Average selling price of gold per ounce	**US$398**	US$375	**US$402**	US$361

	September 30, 2004	December 31, 2003
Financial position ($)		
Total assets	**54,194,464**	53,495,197
Working capital	**28,725,582**	31,183,975
Long-term debt	**-**	-

PRODUCTION AND SALES DATA

		Three-month period ended September 30		
		Ounces of gold		**Cash cost**
	Year	**Production**	**Sales**	**(per ounce sold)**
Beaufor Mine	**2004**	**11,346**	**11,502**	**US$299**
	2003	12,827	12,804	US$229
Hammerdown Mine	**2004**	**3,086**	**5,961**	**US$176**
	2003	10,719	8,716	US$245
Total	**2004**	**14,432**	**17,463**	**US$257**
	2003	23,546	21,520	US$236

		Nine-month period ended September 30		
		Ounces of gold		**Cash cost**
	Year	**Production**	**Sales**	**(per ounce sold)**
Beaufor Mine	**2004**	**38,826**	**37,649**	**US$306**
	2003	40,175	40,010	US$235
Hammerdown Mine	**2004**	**14,985**	**16,584**	**US$246**
	2003	29,661	28,496	US$229
Total	**2004**	**53,811**	**54,233**	**US$287**
	2003	69,836	68,506	US$233

2003 average exchange rate: US$1 = CAN$1.40
2004 estimated exchange rate: US$1 = CAN$1.33

Beaufor

For the third quarter ended September 30, 2004, sales from the Beaufor Mine totalled 11,502 ounces compared with 12,804 ounces for the same period in 2003. For the nine months ended September 30, 2004, sales were slightly lower than during the corresponding period of 2003, declining to 37,649 ounces from 40,010 ounces in 2003. Since grades were 13.3% lower than those obtained during the same period of 2003, the average production cost increased from US$235 to US$306 per ounce for 2004. Given the results obtained to date, the Company remains confident that it will achieve its objective of producing of 52,000 ounces of gold at the Beaufor Mine in 2004.

Hammerdown

At the Hammerdown Mine, 5,961 ounces of gold produced at a cash cost of US$176 were sold during the third quarter compared with 8,716 ounces of gold produced at a cash cost of US$245 during the third quarter of 2003. The scheduled closure of the Hammerdown Mine following the depletion of reserves on this property accounts for this significant decrease in the number of ounces of gold produced.

For the first nine months of the year, sales from the Hammerdown Mine totalled 16,584 ounces produced at average cash cost of US$246 per ounce, compared with a total of 28,496 ounces produced at an average cost of US$229 per ounce for the same period in 2003. These higher costs are mainly attributable to the 5.4% increase in the value of the Canadian dollar.

The Nugget Pond Mill continued to process ore from the Hammerdown Mine until the beginning of July. The Hammerdown Mince produced a total of slightly more than 143,000 ounces of gold since production commenced in July 2001.

As soon as the Hammerdown Mine was closed, the work required to restore the site was initiated. All buildings and equipment were removed, the site was secured and revegetation carried out. Richmont Mines has completed all restoration work on the site and expects to receive a certificate of compliance from the Newfoundland and Labrador Department of Mines in the near future. The restoration costs totalled $187,915 and have been charged against the previously recorded provision.

During the month of October, the Nugget Pond Mill began to process a 6,000-tonne bulk sample for a third party. Depending on the results obtained, additional ore may be processed in 2005.

Camflo

During the first nine months of the year, the Camflo Mill processed a total of 246,956 tonnes of ore, including 200,621 tonnes for the Beaufor Mine compared with 180,337 tonnes for this mine in 2003. During this same period, the Camflo Mill custom milled 46,335 tonnes of ore for third parties compared with none last year. Richmont Mines expects to custom mill an additional 15,000 tonnes during the fourth quarter, thus exceeding its custom-milling forecast of 50,000 tonnes for 2004.

Advanced exploration projects

East Amphi

During the third quarter, several projects were completed on the East Amphi property, where a total of $2,427,259 was invested. Since the beginning of 2004, the exploration ramp has been extended by 770 metres to a vertical depth of 130 metres, 70 metres short of the projected depth of 200 metres. Furthermore, 392 metres of drifts, crosscuts and bays have been completed since the beginning of the year. The old East Amphi shaft was dewatered to a depth of 135 metres, providing access to existing drifts at the 100 level. This shaft has now been dewatered to a depth of 150 metres and will be used as an access for the underground ventilation system. Since the beginning of the year, a total of $6.3 million has been spent on exploration work.

Underground drilling stations have been prepared, and underground drilling will be initiated on November 15, 2004. The underground exploration program will include 9,000 metres of drilling, with 1,500 metres from levels 100 and 125 scheduled to be completed before and the end of the year. The results of this drilling will be included in the year-end resource calculation. Drilling is slated to continue from levels 125 and 175 and from the main ramp until the end of June 2005, at which point a decision will be made with regard to advancing the East Amphi deposit into commercial production. Based on the currently available information, production at the East Amphi Mine could begin toward the end of the third quarter of 2005 if the Company decides to go ahead with development.

Valentine Lake
Given the promising results of the two initial phases of exploration in 2004, Richmont Mines initiated in September a third exploration program which will include 2,700 metres of drilling. This drilling will verify the extensions at depth of the gold zones as well as the geometry of the parallel zones.

This third phase of work should be completed during the fourth quarter, thus allowing Richmont Mines to proceed with a resource calculation. As of September 30, 2004, the Company had invested $835,373 of the total budget of $1 million allocated for 2004.

The Valentine Lake project has thus become Richmont Mines' key exploration target in Newfoundland. The main advantages of this project include the presence of high grades of gold as well as the great thickness, steep dip and shallow depth of the mineralized zone.

Island Gold
Patricia Mining Corp. completed its exploration program on the Island Gold property at the beginning of October 2004. Richmont Mines expects to receive the exploration report (43-101) within two weeks and will then have 90 days to determine whether or not to exercise its option to acquire a 55 % interest in the Island Gold project, by investing up to $10 million to initiate commercial production.

In light of the promising preliminary results obtained and published by Patricia Mining Corp. in recent months, the two companies have begun an additional $900,000 joint exploration program to pursue work on the project during Richmont Mines' evaluation period. Patricia Mining Corp. will invest $650,000 of this amount and Richmont the remaining $250,000. The objective of this program is to verify the extension at depth of the zone between the elevations of 330 and 430 metres, and laterally over more than 200 metres. The results of this program will provide key supplementary project-evaluation data.

Bear in mind that major infrastructures are already in place at the Island Gold project, including an access ramp with a vertical depth of 160 metres, underground drifts, a modern mill with a capacity of 650 tonnes per day as well as numerous surface buildings. The presence of these assets will constitute a significant advantage if the Island Gold project is brought into production, by considerably reducing capital needs and lead times.

Liquidity and capital resources

Operating activities
Thanks to the profitability of the Beaufor and Hammerdown Mines, cash flow from operations before the net change in non-cash working capital was $2,154,070 for the third quarter of 2004 compared with $2,543,722 in 2003. For the nine months ended September 30, 2004, this item totalled $4,791,877 compared with $6,950,528 in 2003. This decrease reflects lower production and net earnings compared with 2003.

Investment activities

Since the beginning of 2004, the main focus of Richmont Mines' investment activities has been the East Amphi exploration project. The Company thus invested $2,427,259 in exploration on this project during the third quarter, for a total of $6,273,569 in 2004. Most of this amount was spent on exploration drilling and the driving of an underground access ramp. At the Beaufor Mine, $605,429 was invested during the third quarter, for a total of $1,038,176 in 2004, compared with $242,170 and $909,894 respectively for the corresponding periods of 2003. During the third quarter of 2003, the Company redeemed short-term investments valued at $7,571,648.

Financing activities

During the third quarter of 2004, the Company issued 1,000 shares following the exercise of $2,500 in stock options. Since the beginning of the year, Richmont Mines has issued 193,000 shares for a consideration of $674,393. Furthermore, through its issuer bid, the Company bought back 28,900 common shares for a total amount of $120,653 during the third quarter of 2004 and has purchased 194,600 of its outstanding common shares for a sum of $974,609 since the beginning of the year. Louvem Mines Inc., a 69%-owned subsidiary of Richmont Mines, also bought back 46,000 of its outstanding shares for a consideration of $34 950, bringing the total number of shares redeemed in 2004 to 129,300 and the consideration paid to $111,826. As announced on July 7, 2004, Richmont Mines has renewed its share buyback program for a 12-month period, authorizing the Company to purchase up to 800,000 shares, or 5% of its issued capital, for a period of 12 months ending July 8, 2005. In the opinion of the Company's management, this normal course issued bid is justified by the fact that the common shares might be undervalued on the market from time to time in regards to Richmont Mines' financial position and future prospects and that the purchase thereof by the Company is an appropriate use of its funds. In accordance with the terms of this bid, all such acquired shares were automatically cancelled. The consideration that the Company paid for the shares purchased corresponds to their market price at the time of acquisition. As of September 30, 2004, the Company had 16.1 million outstanding shares. During the third quarter of 2003, the Company issued, following the exercise of stock options, 97,200 shares for an amount of $264,040 and during the nine-month period ended September 30, 2003, a total of 300,900 shares for a consideration of $950,320. During this same period, 88,500 outstanding shares were purchased for an amount of $417,515.

Risks and uncertainties

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of companies such as Richmont Mines. Readers are encouraged to consult the Company's annual report and information form for more extensive information about the main critical factors to be taken into account.

Auditors

External auditors have not reviewed this management report or the financial statements for the nine-month period ended September 30, 2004.

Commitments, contingencies, known risks and uncertainties

The Company had undertaken to incur up to $6 million in exploration costs on the East Amphi mining property during 2004. This commitment was met in September 2004, when the Company's investment in exploration on this property reached $6,273,569.

In July 2001, Richmont Mines reached an agreement with the Quebec Ministry of Natural Resources entitling the Company to a total of $2.7 million in government assistance, which may become repayable under certain condition such as:

- The Beaufor Mine must remain in production throughout all 12 months of each of the base years, which begin on August 1 and end on July 31, 2005, 2006 and 2007.
- The average annual price of gold for each of these base years must be higher than US$325 per ounce.

Since it was not possible to determine the amount of any such repayment as at September 30, 2004, no provision was recorded for this purpose.

Outlook 2004

In the quarter ahead, Richmont Mines intends to maintain production at the Beaufor Mine at its current level so as to meet its target of 70,000 ounces of gold for 2004. Gold market conditions have been consistently favourable since the beginning of the year, and Richmont Mines remains confident that this will continue to be case. In keeping with its objective to become a producer of approximately 250,000 ounces of gold annually within three to five years, the Company plans to pursue exploration work on its three advanced exploration properties, namely East Amphi, Island Gold and Valentine Lake.

The exploration budget for the fourth quarter allocates an amount of approximately $3.45 million for work on the East Amphi, Valentine Lake and Island Gold properties. These investments will be financed from cash on hand. As at September 30, 2004, Richmont Mines had cash, cash equivalents and short-term investments of $28,307,527. The Company has no long-term debt and had working capital of $28,725,582 as at September 30, 2004. Richmont Mines has no hedging contracts for gold or currency.

Louis Dionne
President

RICHMONT MINES INC.
CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)   (In Canadian dollars)

	Three months ended		Nine months ended	
	Sept. 30, 2004	Sept. 30, 2003	Sept. 30, 2004	Sept. 30, 2003
	$	$	$	$
		(Restated)		*(Restated)*
REVENUES				
Precious metals	**9,244,495**	11,291,650	**29,033,310**	34,689,772
Other revenues	**472,380**	611,640	**1,034,443**	2,048,056
	9,716,875	11,903,290	**30,067,753**	36,737,828
EXPENSES				
Operating costs	**5,884,800**	6,913,952	**20,351,293**	21,732,647
Royalties	**88,900**	198,380	**331,289**	633,943
Administration *(note 2)*	**550,705**	608,996	**2,301,703**	2,033,852
Exploration and evaluation of projects *(note 3)*	**901,783**	1,002,660	**2,217,269**	3,690,655
Accretion expense of asset retirement obligations	**42,383**	37,962	**129,409**	112,376
Depreciation and depletion	**1,026,739**	1,153,043	**3,071,109**	3,629,833
	8,495,310	9,914,993	**28,402,072**	31,833,306
EARNINGS BEFORE OTHER ITEMS	**1,221,565**	1,988,297	**1,665,681**	4,904,522
MINING AND INCOME TAXES	**364,583**	778,286	**539,124**	1,640,799
	856,982	1,210,011	**1,126,557**	3,263,723
MINORITY INTEREST	**114,432**	223,351	**354,155**	761,356
NET EARNINGS	**742,550**	986,660	**772,402**	2,502,367
NET EARNINGS PER SHARE				
Basic	**0.05**	0.06	**0.05**	0.16
Diluted	**0.05**	0.06	**0.05**	0.15
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	**16,087,519**	15,920,080	**16,146,228**	15,902,711

RICHMONT MINES INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(Unaudited)   (In Canadian dollars)

	Three months ended		Nine months ended	
	Sept. 30, 2004	Sept. 30, 2003	**Sept. 30, 2004**	Sept. 30, 2003
	$	$ *(Restated)*	**$**	$ *(Restated)*
BALANCE, BEGINNING OF PERIOD	**12,721,549**	11,360,547	**13,252,364**	9,476,530
Changes in accounting policies	**-**	(1,248,708)	**-**	(880,398)
Restated balance	**12,721,549**	10,111,839	**13,252,364**	8,596,132
Net earnings	**742,550**	986,660	**772,402**	2,502,367
Redemption of shares	**(69,500)**	(264,408)	**(630,167)**	(264,408)
BALANCE, END OF PERIOD	**13,394,599**	10,834,091	**13,394,599**	10,834,091

October 27, 2004   Richmont Mines Inc.

RICHMONT MINES INC.
CONSOLIDATED BALANCE SHEETS

	(In Canadian dollars)	
	Sept. 30, 2004	December 31, 2003
	$	$
	(Unaudited)	(Audited)
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	**27,497,627**	29,083,879
Short-term investments *(note 4)*	**809,900**	1,000,000
Accounts receivable	**2,047,321**	3,203,269
Inventories *(note 5)*	**2,250,018**	2,848,758
	32,604,866	36,135,906
SECURITY DEPOSITS	**189,000**	1,286,061
PROPERTY, PLANT AND EQUIPMENT	**19,755,207**	14,938,778
FUTURE MINING AND INCOME TAXES	**1,645,391**	1,134,452
	54,194,464	53,495,197
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued charges	**3,546,272**	3,507,213
Mining and income taxes payable	**333,012**	1,444,718
	3,879,284	4,951,931
ASSET RETIREMENT OBLIGATIONS	**3,149,023**	3,207,529
MINORITY INTEREST	**1,360,495**	1,055,917
FUTURE MINING AND INCOME TAXES	**908,550**	672,061
	9,297,352	9,887,438
SHAREHOLDERS' EQUITY		
Capital stock *(note 6)*	**28,519,007**	28,189,056
Contributed surplus	**2,983,506**	2,166,339
Retained earnings	**13,394,599**	13,252,364
	44,897,112	43,607,759
Commitments *(note 7)*		
Contingency *(note 8)*		
	54,194,464	53,495,197

RICHMONT MINES INC.
CONSOLIDATED STATEMENTS OF CASH FLOW

(Unaudited)			(In Canadian dollars)	
	Three months ended		Nine months ended	
	Sept. 30, 2004	Sept. 30, 2003	Sept. 30, 2004	Sept. 30, 2003
	$	$	$	$
		(Restated)		*(Restated)*
CASH FLOW FROM OPERATIONS				
Net earnings	**742,550**	986,660	**772,402**	2,502,367
Adjustments for:				
Depreciation and depletion	**1,026,739**	1,153,043	**3,071,109**	3,629,833
Stock-based compensation	**112,605**	119,706	**817,167**	301,258
Accretion expense of asset retirement obligations	**42,383**	37,962	**129,409**	112,376
Liability settlement of asset retirement obligations	**(46,605)**	-	**(187,915)**	-
Write-down of short-term investments	**-**	-	**110,000**	20,638
Minority interest	**114,432**	223,351	**354,155**	761,356
Future mining and income taxes	**161,966**	23,000	**(274,450)**	(377,300)
	2,154,070	2,543,722	**4,791,877**	6,950,528
Net change in non-cash working capital	**169,510**	1,075,739	**744,290**	(3,275,674)
	2,323,580	3,619,461	**5,536,167**	3,674,854
CASH FLOW FROM (USED IN) INVESTMENTS				
Short-term investments	**80,100**	7,571,648	**80,100**	10,485,048
Security deposits	**1,237,061**	(1,267,061)	**1,097,061**	(1,267,061)
Beaufor Mine	**(605,429)**	(242,170)	**(1,038,176)**	(909,894)
East Amphi property	**(2,427,259)**	-	**(6,273,569)**	-
Other fixed assets	**(351,208)**	(89,570)	**(575,793)**	(301,301)
	(2,066,735)	5,972,847	**(6,710,377)**	8,006,792
CASH FLOW FROM (USED IN) FINANCING ACTIVITIES				
Issue of common shares	**2,500**	264,040	**674,393**	950,320
Redemption of common shares	**(120,653)**	(417,515)	**(974,609)**	(417,515)
Redemption of shares by a subsidiary	**(34,950)**	-	**(111,826)**	-
	(153,103)	(153,475)	**(412,042)**	532,805
Net increase (decrease) in cash and cash equivalents	**103,742**	9,438,833	**(1,586,252)**	12,214,451
Cash and cash equivalents, beginning of period	**27,393,885**	22,248,853	**29,083,879**	19,473,235
Cash and cash equivalents, end of period	**27,497,627**	31,687,686	**27,497,627**	31,687,686

Cash and cash equivalents comprise cash and short-term investments with original maturity dated of less than 90 days.

October 27, 2004

RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine-month period ended September 30, 2004 and 2003
(Unaudited)

Richmont Mines Inc. (the « Company »), incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.

1. SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the most recent annual financial statements.

2. ADMINISTRATION

	Three months ended		Nine months ended	
	Sept. 30, 2004	Sept. 30, 2003	Sept. 30, 2004	Sept. 30, 2003
	$	$	$	$
General cost	438,100	489,290	1,484,536	1,732,594
Stock-based compensation (see Black & Scholes evaluation model note 6 c)	112,605	119,706	817,167	301,258
	550,705	608,996	2,301,703	2,033,852

3. EXPLORATION AND EVALUATION OF PROJECTS

	Three months ended		Nine months ended	
	Sept. 30, 2004	Sept. 30, 2003	Sept. 30, 2004	Sept. 30, 2003
	$	$	$	$
Beaufor Mine	258,050	338,918	787,725	911,496
Hammerdown Mine	1,648	162,121	218,927	539,980
Valentine Lake property	478,083	-	835,373	-
Wasamac property	1,248	180,414	289,065	538,012
Francoeur Mine	-	101,540	2,144	1,760,683
Other properties	169,818	-	450,153	-
Evaluation of projects	61,288	194,348	68,248	313,033
	970,135	977,341	2,651,635	4,063,204
Exploration tax credit	(68,352)	25,319	(434,366)	(372,549)
	901,783	1,002,660	2,217,269	3,690,655

Nine-month period ended September 30, 2004 and 2003
(Unaudited)

4. SHORT-TERM INVESTMENTS

Short-term investments include investments in shares of publicly-traded companies and short-term investments with an original term of more then 90 days, but no longer than one year. The fair market value is $1,128,400 as at September 30, 2004 ($1,540,000 as at December 31, 2003).

5. INVENTORIES

	Sept. 30, 2004	December 31, 2003
	$	$
		(Audited)
Precious metals	827,884	801,706
Ore	376,673	625,900
Supply	1,045,461	1,421,152
	2,250,018	2,848,758

6. CAPITAL STOCK

Authorized: Unlimited number of common shares, no par value

	September 30, 2004		December 31, 2003	
	Number of shares	Amount $	Number of shares	Amount $
			(Audited)	
Issued and paid: Common shares				
Balance, beginning of period	16,073,653	28,189,056	15,747,300	26,740,292
Issue of shares a)	193,000	674,393	441,653	1,647,656
Redemption of shares b)	(194,600)	(344,442)	(115,300)	(198,892)
Balance, end of period	16,072,053	28,519,007	16,073,653	28,189,056

a) **Issue of shares**

During the nine-month period ended September 30, 2004, the Company issued, through the exercise of stock options, 193,000 common shares for a cash consideration of $674,393. In 2003, the Company issued 441,653 common shares for a cash consideration of $1,647,656.

b) **Redemption of shares**

During the period, the Company redeemed 194,600 common shares for $974,609 in cash. In 2003, the Company redeemed 115,300 common shares for $577,201 in cash. Those transactions reduced retained earnings by $630,167 in 2004 and $378,309 in 2003.

6.   CAPITAL STOCK (CONTINUED)

c) Stock Option Purchase Plan

The Company offers a Stock Option Purchase Plan under which options to acquire common shares may be granted to its directors, officers, employees and non-employees. According to this plan, established in 1995 and amended in 1997, 2002 and 2003, the Company may grant options for up to 4,444,400 common shares. The exercise price of each option is the market price of the Company's stock on the date of grant and the maximum term of the granted options is 10 years.

A summary of the status, as of September 30, 2004 and December 31, 2003, of the Company's Stock Option Purchase Plan, and changes during the period and the year then ended, is presented below:

	September 30, 2004		December 31, 2003	
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
			(Audited)	
Options outstanding, beginning of period	**1,745,500**	**3.84**	1,903,900	3.53
Granted	**340,000**	**6.28**	155,000	4.87
Exercised	**(193,000)**	**3.55**	(300,900)	2.47
Cancelled or expired	**(40,000)**	**5.80**	(12,500)	2.28
Options outstanding, end of period	**1,852,500**	**4.28**	1,745,500	3.84
Exercisable options, end of period	**1,506,500**	**4.09**	1,459,500	3.71

The following table summarizes information about the Stock Options Plan at September 30, 2004:

	Options outstanding at September 30, 2004			Exercisable options at September 30, 2004	
Exercise prices	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options	Weighted average exercise price $
$1.65 to $2.28	372,500	1.5	1.76	362,500	1.75
$3.10 to $4.42	295,000	3.1	3.84	184,000	3.60
$4.60 to $6.60	1,185,000	3.4	5.17	960,000	5.07
	1,852,500	**3.0**	**4.28**	**1,506,500**	**4.09**

RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Nine-month period ended September 30, 2004 and 2003
(Unaudited)

6.   CAPITAL STOCK (CONTINUED)

c)   Stock Option Purchase Plan (continued)

During the nine-month period ended September 30, 2004, the Company allocated 340,000 stock options to senior executives and management. The weighted average fair value of these stock options at the allocation date, calculated using the Black & Scholes option pricing model, is $3.07. For the period ended September 30, 2004, the compensation cost recorded in expenses for the allocation of stock-based compensation for the benefit of employees is $817,167 ($301,258 in 2003). The same amounts were credited to contributed surplus for these allocations. The costs were calculated using the Black & Scholes option pricing model with the following assumptions:

	Sept. 30, 2004	Sept. 30, 2003
Risk-free interest rate	3.5%	4.0%
Expected life	4 years	4 years
Expected volatility	60%	60%
Expected dividend yield	0.0%	0.0%

d)   Other stock purchase options:

	September 30, 2004		December 31, 2003	
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
			(Audited)	
Options outstanding, beginning of period	100,000	2.00	180,000	3.42
Exercised	-	-	(80,000)	5.20
Options outstanding, end of period and exercisable	**100,000**	**2.00**	100,000	2.00

As at September 30, 2004, the other 100,000 stock options have an exercise price of $2.00 and a weighted average remaining life of 0.5 year.

7.   COMMITMENTS

The Company is subject to pay royalties on the production of the Hammerdown and Beaufor mines and on that of other properties if they are brought into commercial production.

Nine-month period ended September 30, 2004 and 2003
(Unaudited)

8.   CONTINGENCY

Since an agreement was signed in July 2001 with the Quebec Ministry of Natural Resources, the amounts of government assistance recorded in earnings and as a reduction of the cost of property, plant and equipment are $2,125,756 and $574,244, respectively. This assistance may become repayable in three payments of $900,000 payable on July 31, 2005, 2006 and 2007, if the Beaufor Mine remains in production throughout all 12 months preceding the payable date and if the annual average daily price of gold, based on the London AM FIX, is equal to or higher than US$325 per ounce. It is not currently possible to determine the amount of such repayment, if any, and, accordingly, no provision has been recorded in these financial statements.

9.   COMPARATIVE FIGURES

Certain comparative figures provided for the period ended September 30, 2003 have been reclassified to conform with the presentation adopted for the period ended September 30, 2004.

10.   INFORMATION BY SEGMENT

The Company operates gold mines at different sites in Quebec and Newfoundland. These sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before other items.

Nine-month period ended September 30, 2004 and 2003
(Unaudited)

10. INFORMATION BY SEGMENT (CONTINUED)

	Three months ended September 30, 2004			
	Quebec $	Newfoundland $	Corporate and other $	Total $
Revenues	6,322,601	3,199,611	194,663	9,716,875
Mining operation and other expenses	4,617,720	1,410,690	538,378	6,566,788
Exploration and evaluation of projects	253,949	591,471	56,363	901,783
Depreciation and depletion	219,057	756,728	50,954	1,026,739
Earnings (loss) before other items	1,231,875	440,722	(451,032)	1,221,565
Acquisition of property, plant and equipment	791,628	-	2,592,268	3,383,896
Current assets	5,957,250	269,777	26,377,839	32,604,866
Security deposits	-	-	189,000	189,000
Property, plant and equipment	5,060,239	-	14,694,968	19,755,207
Future mining and income taxes	643,181	-	1,002,210	1,645,391
Total assets	11,660,670	269,777	42,264,017	54,194,464

	Three months ended September 30, 2003			
	Quebec $	Newfoundland $	Corporate and other $	Total $
	(Restated)			
Revenues	6,934,276	4,539,946	429,068	11,903,290
Mining operation and other expenses	4,194,780	2,999,538	564,972	7,759,290
Exploration and evaluation of projects	338,919	162,121	501,620	1,002,660
Depreciation and depletion	229,462	899,929	23,652	1,153,043
Earnings (loss) before other items	2,171,115	478,358	(661,176)	1,988,297
Acquisition of property, plant and equipment	303,519	-	28,221	331,740
December 31, 2003 *(audited)*				
Current assets	5,182,808	1,473,211	29,479,887	36,135,906
Security deposits	1,237,061	30,000	19,000	1,286,061
Property, plant and equipment	4,431,964	2,285,634	8,221,180	14,938,778
Future mining and income taxes	424,299	-	710,153	1,134,452
Total assets	11,276,132	3,788,845	38,430,220	53,495,197

RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Nine-month period ended September 30, 2004 and 2003
(Unaudited)

10. INFORMATION BY SEGMENT (CONTINUED)

	Nine months ended September 30, 2004			
	Quebec $	**Newfoundland $**	**Corporate and other $**	**Total $**
Revenues	**20,770,909**	**8,951,038**	**345,806**	**30,067,753**
Mining operation and other expenses	**15,409,550**	**5,435,219**	**2,268,925**	**23,113,694**
Exploration and evaluation of projects	**891,946**	**1,156,919**	**168,404**	**2,217,269**
Depreciation and depletion	**701,769**	**2,243,898**	**125,442**	**3,071,109**
Earnings (loss) before other items	**3,767,644**	**115,002**	**(2,216,965)**	**1,665,681**
Acquisition of property, plant and equipment	**1,330,045**	**-**	**6,557,493**	**7,887,538**
Current assets	**5,957,250**	**269,777**	**26,377,839**	**32,604,866**
Security deposits	**-**	**-**	**189,000**	**189,000**
Property, plant and equipment	**5,060,239**	**-**	**14,694,968**	**19,755,207**
Future mining and income taxes	**643,181**	**-**	**1,002,210**	**1,645,391**
Total assets	**11,660,670**	**269,777**	**42,264,017**	**54,194,464**

	Nine months ended September 30, 2003			
	Quebec $	Newfoundland $	Corporate and other $	Total $
	(Restated)			
Revenues	21,044,980	14,431,274	1,261,574	36,737,828
Mining operation and other expenses	13,406,738	9,193,132	1,912,948	24,512,818
Exploration and evaluation of projects	912,622	539,980	2,238,053	3,690,655
Depreciation and depletion	625,473	2,934,524	69,836	3,629,833
Earnings (loss) before other items	6,100,147	1,763,638	(2,959,263)	4,904,522
Acquisition of property, plant and equipment	1,171,600	-	39,595	1,211,195
December 31, 2003 *(audited)*				
Current assets	5,182,808	1,473,211	29,479,887	36,135,906
Security deposits	1,237,061	30,000	19,000	1,286,061
Property, plant and equipment	4,431,964	2,285,634	8,221,180	14,938,778
Future mining and income taxes	424,299	-	710,153	1,134,452
Total assets	11,276,132	3,788,845	38,430,220	53,495,197